Computershare

LORUS THERAPEUTICS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON NOVEMBER 30, 2009

FINAL SCRUTINEERS' REPORT

4	SHAREHOLDERS IN PERSON, REPRESENTING	66,885	SHARES
96	SHAREHOLDERS BY PROXY, REPRESENTING	93,289,075	SHARES
100	TOTAL SHAREHOLDERS, HOLDING	93,355,960	SHARES

TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE: 257,009,667

PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING: 36.32 %

PAUL ALLEN
SCRUTINEER

FLORENCE SMITH
SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

Computershare

LORUS THERAPEUTICS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON NOVEMBER 30, 2009

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Election of Directors	91,216,008	0	2,055,366	17,700	1	97.80%	0.00%	2.20%
Appointment of Auditors	91,192,098	0	2,096,877	0	100	97.75%	0.00%	2.25%
Adoption of an Alternate Compensation Plan	83,008,887	2,006,702	0	0	8,273,486	97.64%	2.36%	0.00%
Share Consolidation	82,623,186	2,392,403	0	0	8,273,486	97.19%	2.81%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY:	96
TOTAL SHARES ISSUED & OUTSTANDING:	257,009,667
TOTAL SHARES VOTED:	93,289,075
TOTAL % OF SHARES VOTED:	36.30%

PAUL ALLEN
SCRUTINEER

FLORENCE SMITH
SCRUTINEER

Computershare

LORUS THERAPEUTICS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON NOVEMBER 30, 2009

REPORT ON BALLOT

MOTION #3

Adoption of an Alternate Compensation Plan

We, the undersigned scrutineers, hereby report that the result of the vote by ballot with respect to the above matter is as follows:

	NUMBER OF VOTES	
FOR the motion	83,058,672	97.62%
AGAINST the motion	2,023,802	2.38%
Total	85,082,474	

Paul Allen
Scrutineer

Florence Smith
Scrutineer

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

Computershare

LORUS THERAPEUTICS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON NOVEMBER 30, 2009

REPORT ON BALLOT

MOTION #4
Share Consolidation

We, the undersigned scrutineers, hereby report that the result of the vote by ballot with respect to the above matter is as follows:

	NUMBER OF VOTES	
FOR the motion	82,675,671	97.17%
AGAINST the motion	2,406,803	2.83%
Total	85,082,474	

Paul Allen
Scrutineer

Florence Smith
Scrutineer

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.